Filed Pursuant to Rule 433
Registration No. 333-236448
Dated: August 16, 2021

American Axle & Manufacturing, Inc.

Pricing Term Sheet

Issuer:	American Axle & Manufacturing, Inc.
Guaranteed by:	American Axle & Manufacturing Holdings, Inc. and certain of its subsidiaries
Face:	$600,000,000
Net Proceeds to Issuer Before Expenses:	$592,500,000
Maturity:	October 1, 2029
Coupon:	5.000%
Price:	100.000% of face amount
Yield to Maturity:	5.000%
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2022 (long first coupon)
Equity Clawback:	Prior to October 1, 2024, up to 40% at 105.000%
Redemption Provisions:
Optional Redemption:	Make-whole call @ T+50 basis points prior to October 1, 2024, plus accrued and unpaid interest to the redemption date, then:

	On or after:	Price:
	October 1, 2024	102.500%
	October 1, 2025	101.250%
	October 1, 2026 and thereafter	100.000%

Change of Control:	Put @ 101% of principal plus accrued and unpaid interest
Trade Date:	August 16, 2021

Settlement:

(T+3); August 19, 2021

We expect that delivery of the notes will be made to investors on or about August 19, 2021, which will be the third business day following the date of the prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

CUSIP:	02406P BB5
ISIN:	US02406PBB58

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates and a preliminary prospectus supplement relating to this offering.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by directing a request to BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, by email at dg.prospectus_requests@bofa.com, or by calling toll-free at 1-800-294-1322.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.